SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 29, 2018

1. Date, Time and Place. On October 29, 2018, at 8:00 a.m., in-person, at the headquarters of Gafisa S.A. (“Company”), in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar.

2. Call Notice and Attendance. Call notice was sent by Chairman of the Board of Directors to the electronic address of other Board members. Attendance: all members of the Board of Directors attended the meeting.

3. Composition of the Board. Chairman: Mu Hak You. Secretary: Karen Sanchez Guimarães.

4. Resolutions. Members of the Company’s Board of Directors resolved,

(i) To determine, by unanimous vote, the call for the General Meeting to deliberate on the election of Fiscal Council’s members  with term of office for the remaining term of the fiscal council elected at the Annual Shareholders’ Meeting of 2018, i.e., with term of office until the Annual Shareholders’ Meeting of 2019;

(ii) To declare that, in view of resignations tendered by the Board members, Messrs. Eric Alexandre Alencar and Tomás Rocha Awad, on October 17 and 22, 2018, respectively, the Board of Directors shall now be composed of five (5) remaining members, namely, Mr. Mu Hak You, Mr. Thiago Hi Joon You, Mrs. Ana Maria Loureiro Recart, Mrs. Karen Sanchez Guimarães and Mr. Pedro Carvalho de Mello, pursuant to Articles 15, 17 caput and 17, §1º of the Company’s Bylaws.

(iii) To elect, in view of new election of members of the Company’s Board of Directors, in accordance with the Extraordinary Shareholders’ Meeting held on September 25, 2018, elect to compose the Audit Committee, with term of office to expire on May 11, 2020, Messrs. (i) Pedro Carvalho de Mello, Brazilian citizen, married, economist, bearer of the identity card (RG) No. 01656738-0 issued by DGCP/DPT/Institute of Identification Felix Pacheco/RJ, enrolled with the individual taxpayer’s register (CPF/MF) No. 025.056.817-91, (ii) Mu Hak You, Korean citizen, married, businessman, bearer of the Foreigner Identity Card (RNE) No. W476.695-R issued by SPMAF/SP, enrolled with the individual taxpayer’s register (CPF/MF) No. 538.055.348-68, and (iii) Thiago Hi Joon You, Brazilian citizen, single, administrator, bearer of the identity card (RG) No. 32.228.995-6 issued by SSP/SP, enrolled with the individual taxpayer’s register (CPF/MF) No. 324.797.208-02.

(iii.1) Pursuant to Article 32, Paragraph 2 of the Company’s Bylaws, to elect Mr. Pedro Carvalho de Mello as chairman of the Audit Committee.

(iii.1.1.) As required by the US legislation, the Sarbanes-Oxley Act, we hereby inform that (i) all members of the Audit Committee are independent members; and (ii) Mr. Pedro Carvalho de Mello meets the financial expert requirements.

(iv) To elect, in view of new election of members of the Company’s Board of Directors, in accordance with Extraordinary Shareholders’ Meeting held on September 25, 2018, to compose the Corporate Governance and Compensation Committee, with term of office to expire on May 11, 2020, Messrs. (i) Mu Hak You; (ii) Pedro Carvalho de Mello; and (iii) Thiago Hi Joon You, all of them identified above.

(iv.1) Pursuant to Article 32, Paragraph 2 of the Company’s Bylaws, to elect Mr. Mu Hak You as chairman of the Corporate Governance and Compensation Committee.

CLOSING: With no further matters to be discussed, these minutes were read, approved and signed by the Board members. São Paulo, October 29, 2018. Signatures: Mu Hak You – Chairman. Karen Sanchez Guimarães – Secretary. Board Members: Mu Hak You, Karen Sanchez Guimarães, Ana Maria Loureiro Recart, Thiago Hi Joon You and Pedro Carvalho de Mello.

This is a faithful copy of the original Minutes drawn up in the Company’s records.

_________________________________ Mu Hak You Chairman	_________________________________ Karen Sanchez Guimarães Secretary

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 29, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer